UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Río Danubio 51

Col. Cuauhtémoc

Mexico City, Mexico 06500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BBB Tiendas 3B 1Q24 EARNINGS RELEASE https://www.investorstiendas3b.com

Earnings Release 1Q24

Mexico City, May 22, 2024 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the first quarter of 2024 (1Q24) ended March 31, 2024. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

FIRST qUARTER 2024

•
Opened 94 net new stores during the quarter, reaching 2,382 stores as of March 31, 2024.
•
Ps. 12,684 million total revenue for 1Q24.
o
Revenue increased by 30.9% compared to 1Q23.
o
Same Store Sales grew 14.8% compared to 1Q23.
•
EBITDA reached Ps. 626 million, an increase of 57.9% compared to 1Q23.
o
Without non-recurring, non-capitalized IPO-related expenses, EBITDA would have been Ps. 695 million in the quarter.

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Earnings Release 1Q24

Message from the CHAIRMAN AND CEO

“Dear Investors,

Tiendas 3B started 2024 strongly, continuing the rapid sales and store growth and positive cash flow generation that has been the hallmark of the Company since its inception.

Over the quarter we opened 94 stores, a 27.0% increase over the number of stores opened in the first quarter of last year. Along with Same Store Sales growth of 14.8%, this boosted our sales by 30.9%. At the same time, our margins improved, helped by higher private label penetration, increased buying power, and scale-diluting costs.

During the quarter we received the proceeds of Ps. 7,842 million from our IPO, allowing us to pay back debt of Ps. 4,925 million, and still end the period with a net cash position of Ps. 4,293 million. Given our strong operating cash flow generation, this puts us in an excellent position to execute our business plan of increasing the number of BBB stores to no less than 12,000, by offering exceptional value to our customers.

Thank you for your continued trust and support.”

K. Anthony Hatoum, Chairman and Chief Executive Officer

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Earnings Release 1Q24

FINANCIAL Results

1Q24 Consolidated Results

(In Ps. Millions, except percentages)

	1Q24	As % of Revenue	1Q23	As % of Revenue	Growth (%)	Variation (Bps)
Total Revenue	Ps. 12,684	100.0%	Ps. 9,692	100.0%	30.9%	n.m.
Gross Profit	Ps. 2,062	16.3%	Ps. 1,505	15.5%	37.0%	73 bps
Sales Expenses	Ps. (1,296)	10.2%	Ps. (1,053)	10.9%	23.1%	(65) bps
Administrative Expenses	Ps. (446)	3.5%	Ps. (325)	3.4%	37.1%	16 bps
Other Income – Net	Ps. 3	0.0%	Ps. 6	0.1%	(54.2%)	(4) bps
EBITDA	Ps. 626	4.9%	Ps. 396	4.1%	57.9%	84 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 1Q24 was Ps. 12,684 million, an increase of 30.9% compared to 1Q23. This increase was mainly due to the revenue increase from the stores with more than one year of operations and, to a lesser extent, the revenue from the 94 net new stores opened in the quarter.

GROSS PROFIT and gross profit margin

Gross profit in 1Q24 was Ps. 2,062 million, an increase of 37.0% compared to 1Q23. This increase was driven by sales growth and an improvement in our gross margin of 73 basis points to 16.3% due to effective price negotiations with suppliers, and a better sales mix.

Expenses

Sales expenses refer mainly to the expenses of operating our stores, such as the wages of store employees and energy. In 1Q24, sales expenses reached Ps. 1,296 million, a 23.1% increase compared to 1Q23. This rise in sales expenses was driven by an increased number of stores, the headcount to operate them, and wage inflation affecting labor costs. Despite higher wage expenses from a minimum wage increase, the Company was able to reduce sales expenses as a percentage of total revenue as a result of efficiency improvements. Sales expenses decreased from 10.9% of total revenue in 1Q23 to 10.2% in 1Q24, a decline of 65 bps.

Administrative expenses refer to the expenses not related to operating our stores, such as headquarters and regional office expenses. Administrative expenses increased from 3.4% of total revenue in 1Q23 to 3.5% in 1Q24, an increase of 16 bps. Without non-recurring non-capitalized IPO-related expenses, administrative expenses would have decreased to 3.0% of total revenue.

Other income - net, which includes revenues from asset disposals and subleases, among others, amounted to income of Ps. 3 million in 1Q24, as compared to income of Ps. 6 million in 1Q23. This variation was mainly due to (i) ending sublease activities for an unoccupied distribution center and (ii) a decrease in non-recurring sales of fixed assets. As a percentage of total revenue, other income – net decreased from 0.1% in 1Q23 to 0.0% in 1Q24, a decline of 4 bps.

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Earnings Release 1Q24

EBITDA and EBITDA Margin

In 1Q24, EBITDA reached Ps. 626 million, an increase of 57.9% compared to 1Q23. This increase can be attributed to higher sales and gross profit margin, and lower sales expenses as a percentage of sales, partially offset by higher administrative expenses. EBITDA margin for 1Q24 increased by 84 bps to 4.9%.

Excluding non-recurring, non-capitalized IPO-related expenses of Ps. 70 million, EBITDA would have been Ps. 695 million, representing a 75.5% year-on-year growth.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

To allow our investors to better assess our performance, we are providing the following information:

•
Non-recurring non-capitalized IPO expenses: The Company registered Ps. 70 million in IPO-related expenses during 1Q24, which were reflected as administrative expenses.
•
Non-cash share-based payment expense reached Ps. 129 million compared to Ps. 98 million recorded in 1Q23.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s leasing expenses are capitalized, and not considered operating expenses. Tiendas 3B’s capitalized lease costs payments for buildings were Ps. 316 million in 1Q24, compared to Ps. 247 million in 1Q23.

FINANCIAL COSTS and NET loss

Financial costs were Ps. 361 million, a decrease of 1.2% compared to 1Q23. This decrease resulted from lower interest expenses on promissory and convertible notes, which the Company repaid in full during 1Q24 using IPO proceeds.

During 1Q24, we reported a foreign exchange loss of Ps. 129 million explained by the appreciation of the Mexican peso against the U.S. dollar, which affects the peso value of our liabilities that are denominated in U.S. dollars, and post-IPO of our net U.S. dollar cash position.

Income tax expenses reached Ps. 85 million in 1Q24 compared to Ps. 6 million in 1Q23.

As a consequence, our net loss for 1Q24 was Ps. 231 million, compared to a net profit of Ps. 59 million for 1Q23.

balance sheet and liquidity

As of March 31, 2024, the Company reported cash and cash equivalents of Ps. 4,293 million compared to Ps. 792 million as of March 31, 2023. The increase in our cash position was primarily due to Ps. 7,842 million in proceeds from the primary portion of our IPO in February 2024.

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Earnings Release 1Q24

cASH fLOW sTATEMENT

(In Ps. Millions, except percentages)

	1Q24	1Q23	Growth (%)
Net cash flows provided by operating activities	Ps. 802	Ps. 588	36.4%
Net cash flows used in investing activities	Ps. (365)	Ps. (335)	8.9%
Net cash flows provided by (used in) financing activities	Ps. 2,714	Ps. (427)	n.m.
Net increase (decrease) in cash and cash equivalents	Ps. 3,152	Ps. (174)	n.m.

Our business model continues to generate a significant amount of cash from our negative working capital cycle due to our increasing sales and high inventory turnover. This robust cash flow has enabled us to fund internally our growth initiatives, including the expansion of new stores and distribution centers.

The information provided below offers a view of our financial activities in 1Q24:

Net cash flows provided by operating activities increased to Ps. 802 million in 1Q24 from Ps. 588 million in 1Q23, an increase of 36.4%. Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities were Ps. 365 million for 1Q24, compared to Ps. 335 million in 1Q23. This is primarily due to the increase in property, plant & equipment (PP&E) related to the opening of 94 net new stores and one distribution center in 1Q24.

Net cash flows provided by financing activities were Ps. 2,714 million for 1Q24, compared to net cash flows used in financing activities of Ps. 427 million in 1Q23, and consisted mainly of the receipt of proceeds from the Company’s IPO, offset by the repayment of the promissory and convertible notes.

key operating metrics

	1Q24	1Q23	Variation (%)
Number of Stores Opened	94	74	27.0%
Number Distribution Centers	15	13	15.4%
Same Store Sales Growth (%) (1)	14.8%	19.2%	n.m.
(1)
We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration. We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period.

In 1Q24, we opened 94 net new stores, a significant increase compared to the 74 net new stores we opened in 1Q23. To support the increase in the number of stores, in 1Q24 we opened one distribution center.

Same Store Sales grew by 14.8% for 1Q24, compared to 19.2% for 1Q23. The slowdown in Same Store Sales growth is due in large part to the decrease in inflation in 1Q24 as compared to 1Q23.

6

Earnings Release 1Q24

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net income (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of

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Earnings Release 1Q24

sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

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Earnings Release 1Q24

conference call details

Tiendas 3B will host a call to discuss the first quarter of 2024 results on May 23, 2024, at 11:00 a.m. Eastern Time. A webinar of the call will be accessible at: https://us02web.zoom.us/webinar/register/WN_9ttcuecSQ8SHsP1N6sss-Q.

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)
Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 891 0985 2249.

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

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Earnings Release 1Q24

About TIENDAS 3B

BBB Foods Inc. ("Tiendas 3B"), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

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Earnings Release 1Q24

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended March 31, 2024 and March 31, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended March 31,

	2024	2023	% Change

Revenue From Sales of Merchandise	Ps. 12,656,885	Ps. 9,670,069	30.9%
Sales of Recyclables	27,363	21,831	25.3%
Total Revenue	12,684,248	9,691,900	30.9%
Cost of Sales	(10,622,075)	(8,186,852)	29.7%
Gross Profit	2,062,173	1,505,048	37.0%
Gross Profit Margin	16.3%	15.5%
Sales Expenses	(1,295,629)	(1,052,793)	23.1%
Administrative Expenses	(445,948)	(325,342)	37.1%
Other Income - Net	2,633	5,752	(54.2%)
Operating Profit	323,229	132,665	143.6%
Operating Profit Margin	2.5%	1.4%
Financial Income	20,505	4,826	324.9%
Financial Costs	(360,868)	(365,385)	(1.2%)
Exchange Rate Fluctuation	(128,652)	292,748	(143.9%)
Financial Cost - Net	(469,015)	(67,811)	591.7%
Loss Before Income Tax	(145,786)	64,854	(324.8%)
Income Tax Expense	(85,076)	(6,022)	1,312.8%
Net Loss (Income) for the Period	Ps. (230,862)	Ps. 58,832	(492.4%)
Net Profit Margin	(1.8%)	0.6%

EBITDA Reconciliation

Net Loss (Income) for the Period	Ps. (230,862)	Ps. 58,832	(492.4%)
Net Profit Margin	(1.8%)	0.6%
Income Tax Expense	(85,076)	(6,022)	1,312.8%
Financial Cost - Net	(469,015)	(67,811)	591.7%
D&A	302,542	263,629	14.8%
EBITDA	Ps. 625,771	Ps. 396,294	57.9%
EBITDA Margin	4.9%	4.1%

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Earnings Release 1Q24

Consolidated Balance Sheet

(Unaudited)

As of March 31, 2024 and December 31, 2023

(In thousands of Mexican pesos)

	As of March 31,	As of December 31,

	2024	2023
Current assets:
Cash and cash equivalents	Ps. 4,292,958	Ps. 1,220,471
Sundry debtors	44,691	11,020
VAT receivable	770,209	731,186
Other recoverable taxes	17,777	-
Advanced payments	86,542	72,998
Inventories	2,178,010	2,357,485
Total current assets	Ps. 7,390,187	Ps. 4,393,160
Non-current assets:
Guarantee deposits	34,156	33,174
Property, furniture, equipment, and lease-hold improvements	4,849,495	4,606,300
Right-of-use assets – Net	5,984,422	5,520,596
Intangible assets – Net	6,517	6,771
Deferred income tax	426,748	403,801
Total non-current assets	Ps. 11,301,338	Ps. 10,570,642
Total assets	Ps. 18,691,525	Ps. 14,963,802

Current liabilities:
Suppliers	Ps. 7,213,388	Ps. 7,126,089
Accounts payable and accrued expenses	406,683	322,959
Income tax payable	-	2,326
Bonus payable to related parties	-	78,430
Short-term debt	951,185	744,137
Lease liabilities	569,536	537,515
Employees’ statutory profit sharing payable	178,798	140,485
Total current liabilities	Ps. 9,319,590	Ps. 8,951,941
Non-current liabilities:
Debt with related parties	-	Ps. 4,340,452
Long-term debt	102,004	577,318
Lease liabilities	6,170,504	5,706,707
Employee benefits	24,232	22,232
Total non-current liabilities	Ps. 6,296,740	Ps. 10,646,709
Total liabilities	Ps. 15,616,330	Ps. 19,598,650

Stockholders’ equity:
Capital stock	Ps. 8,283,347	Ps. 471,282
Reserve for share-based payments	980,541	851,701
Cumulative losses	(6,188,693)	(5,957,831)
Total stockholders’ equity	Ps. 3,075,195	Ps. (4,634,848)
Total liabilities and stockholders’ equity	Ps. 18,691,525	Ps. 14,963,802

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Earnings Release 1Q24

Cash Flow Statement

(Unaudited)

For the three months ended March 31, 2024 and March 31, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended March 31,

	2024	2023

(Loss) profit before income tax	Ps. (145,786)	Ps. 64,854
Adjustments for:
Depreciation of property and equipment	140,037	110,114
Depreciation of right-of-use assets	161,837	152,862
Amortization of intangible assets	668	653
Interest payable on Promissory and Convertible Notes	82,588	158,445
Interest expense on lease liabilities	241,742	200,014
Interest on debt and bonus payable to related parties	9,536	6,907
Finance income	(20,505)	(4,826)
Interest payable on credit lines	12,906	-
Initial Public Offering capitalized costs	(23,269)	-
Exchange fluctuation	128,633	(295,164)
Share-based payment expense	128,841	98,261

Decrease (increase) in inventories	179,475	(114,213)
Increase in other current assets and guarantee deposits	(96,745)	(38,339)
Increase in suppliers (including supplier finance arrangements)	87,299	248,878
Increase in other current liabilities	119,646	113,367
Decrease on bonus payable to related parties	(79,351)	(43,834)
Income taxes paid	(125,103)	(69,725)
Net cash flows provided by operating activities	Ps. 802,449	Ps. 588,254

Purchase of property, furtniture, equipment, and lease-hold improvements	(384,078)	(337,749)
Sale of property and equipment	2,051	987
Investment in intangible assets	(414)	(416)
Interest received on short-term investments	17,572	2,199
Net cash flows used in investing activities	Ps. (364,869)	Ps. (334,979)

Payments made on reverse factoring transactions-net of commissions received	(691,686)	(450,081)
Finance obtained through supplier finance arrangements	724,938	384,943
Proceeds (payments) from credit lines	177,628	(61,352)
Payment of Promissory and Convertible Notes	(4,925,097)	-
Payment of debt	(20,333)	(21,406)
Interest payment on debt	(21,252)	(5,513)
Proceeds from initial public offering, net of underwriting fees	7,841,837	-
Lease payments	(371,586)	(273,556)
Net cash flows used in financing activities	Ps. 2,714,449	Ps. (426,965)

Net increase (decrease) in cash and cash equivalents	3,152,029	(173,690)
Effect of foreign exchange movements on cash balances	(79,542)	(18,795)
Cash and cash equivalents at beginning of year	1,220,471	984,976
Cash and cash equivalent at end of year	Ps. 4,292,958	Ps. 792,491

13

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024

BBB Foods Inc.

	By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer and Investor Relations Officer